April 13, 2020

Douglas S. Ingram
President and Chief Executive Officer
Sarepta Therapeutics, Inc.
215 First Street, Suite 415
Cambridge, MA 02142

       Re: Sarepta Therapeutics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 8, 2020
           File No. 001-14895

Dear Mr. Ingram:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Restated Certificate Amendment (Proposal 3), page 19

1. Please revise the proxy statement to indicate whether you currently have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the amendment to the
      Restated Certificate.
 Douglas S. Ingram
FirstName LastNameDouglas S. Ingram
Sarepta Therapeutics, Inc.
Comapany NameSarepta Therapeutics, Inc.
April 13, 2020
Page 13,
April 2 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 or Irene Paik at (202) 551-6553 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Raymond J. Grant, Esq.